[CADWALADER, WICKERSHAM & TAFT LLP]

March 16, 2006

Daniel H. Morris
Attorney Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: J.P. Morgan Chase Commercial Mortgage Securities Corp., Registration Statement on Form S-3 (File No. 333-130786)
      --------------------------------------------------------------------

Dear Mr. Morris:

We are acting as special counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp., the registrant (the "Registrant"), under the above-referenced Registration Statement Submission (the "Registration Statement"). We have reviewed your letter dated March 10, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached prospectus supplement (the "Prospectus Supplement") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

We and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1.    The Registrant believes there is not a specific requirement under
      Item 1121 of Regulation AB to identify in a monthly distribution report bucketed delinquencies past 90 days. The Registrant's position is supported by footnote 477 included in the adopting release for Regulation AB, which indicates that the information required by Item 1121(a) is based on materiality and in adopting the final rules, the Commission specifically deleted the reference in this Item to Item 1100(b). The footnote goes on to indicate that information in distribution reports typically is less expansive than the full delinquency and loss information that is presented in a final Rule 424 prospectus for an offering. The Registrant does not believe that presenting bucketed delinquency information past 90 days would be material to investors.

2. The Registrant has revised the Prospectus Supplement to incorporate a table into the text of the document. See page S-57 of the Prospectus Supplement

3. The indicated text was deleted from the pooling and servicing agreement. The Registrant confirms that it will comply with the rules and interpretative positions set forth by the Commission and the Staff.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.



Best regards,


/s/  Frank Polverino

Frank Polverino



cc:   Bianca A. Russo, Esq.
      Michael Gambro, Esq.